Exhibit 99.1

Logo of wipro

November 17, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam

Sub: Results of Postal Ballot by remote e-voting process

Further to our letter dated October 17, 2020 and in accordance with the Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting result and Scrutinizer’s Report for the special resolution relating to approval for Buyback of Equity Shares as set out in the notice of postal ballot dated October 13, 2020.

The aforesaid resolution has been passed by Members through postal ballot by remote e-voting process with requisite majority.

Thanking You

For WIPRO LIMITED

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

Registered Office:
Wipro Limited T : +91 (80) 2844 0011
Doddakannelli F : +91 (80) 2844 0256
Sarjapur Road E : info@wipro.com
Bengaluru 560 035 W : wipro.com
India C : L32102KA1945PLC020800

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of Postal Ballot Notice	13-Oct-20
Voting-
Start Date	18-Oct-20
End Date	16-Nov-20
Total number of shareholders on record date (cut-off date- October 14, 2020)	601,637
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	—
Public:	—

Resolution required: (Ordinary/ Special)	SPECIAL -Approval for Buyback of Equity Shares
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their respective shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,229,945,033	4,229,945,033	100.00	4,229,945,033	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	840,392,487	713,673,416	84.92	704,643,641	9,029,775	98.73	1.27
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	644,628,835	146,238,295	22.69	144,029,722	2,208,573	98.49	1.51
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,714,966,355	5,089,856,744	89.06	5,078,618,396	11,238,348	99.78	0.22

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

V SREEDHARAN AND ASSOCIATES
Company Secretaries
No. 32/33, 1st and 2nd Floor, GNR Complex, 8th Cross,
Wilson Garden, Bengaluru 560 027
+91 80 222 90 394 compliance@sreedharancs.com

SCRUTINIZER’S REPORT

November 17, 2020

The Chairman

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road,

Bengaluru- 560 035

Sir,

1.	The Board of Directors of the company at its meeting held on October 13, 2020 appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e voting process.

2.	I submit my report as under:

As per General Circular No. 14 / 2020 dated April 8, 2020 and the General Circular No. 17 / 2020 dated April 13, 2020, in relation to “Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - l9” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”) and due to difficulty in dispatch of Postal Ballot notice, Postal Ballot form / self-addressed envelope etc., by post or courier, on account of threat posed by COVID-19 pandemic situation, the Company has sent the Postal Ballot Notice dated October 13, 2020 on 17.10.2020 by email only to the members whose email ids were available with the Company / RTA.

Seal of V. Sreedharan & Associates Company Secretaries

The notice of postal ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e. Wednesday, October 14, 2020.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on Monday, November 16, 2020 at 5.01 P.M.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members or the company / list of beneficiaries as on Wednesday, October 14, 2020.

2.5	Votes cast through electronic means up to 5.00 PM of November 16, 2020 being the last time and date fixed by the company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

V. Sreedharan & Associates
Company Secretaries

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure I.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the resolution mentioned in the Postal Ballot Notice dated October 13, 2020.

Thanking you,

For V. Sreedharan & Associates

/s/ V. Sreedharan	Seal of V. Sreedharan & AssociatesCompany Secretaries

V. Sreedharan)

Partner

FCS 2347; CP No. 833

Place: Bengaluru

Date: November 17, 2020

UDIN: F002347B001235392

Annexure I

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035

Summary of votes cast through electronic means for the resolution mentioned in the Postal Ballot Notice dated October l3, 2020

1.	Approval for Buyback of Equity Shares - Special Resolution

Particulars	E- Voting		% of total paid- up equity capital as on cut-off dare (i.e. 14 / 10 /2020) (571,49,66,355 Equity Shares)
	No. of members voted through e-voting system	No. of votes cast through e·voting system (Equity Shares of Rs. 2/- each)
(a) Total e-votes received	3,453	514,57,17,861	90.04

(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	100	5,58,61, 117	0.98

(c) *Net valid e-votes (as per register)	3,353	508,98,56,744	89.06

(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	3,128	507,86,18,396	99.78

(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	237	1,12,38,348	0.22

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 12 members have voted both in favour and against.

Seal of V. Sreedharan & Associates
Company Secretaries